AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON    FEBRUARY 10, 1997
                                 REGISTRATION NO. 333-2672

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                          AMENDMENT NO.    3
                                TO

                             FORM S-3
                      REGISTRATION STATEMENT
                               UNDER
                    THE SECURITIES ACT OF 1933




                 HOME PROPERTIES OF NEW YORK, INC.
        (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)



          MARYLAND                                     16-1455126
(STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                        850 CLINTON SQUARE
                     ROCHESTER, NEW YORK 14604
                          (716) 546-4900
                 (ADDRESS, INCLUDING ZIP CODE, AND
             TELEPHONE NUMBER, INCLUDING AREA CODE, OF
             REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                      ANN M. MCCORMICK, ESQ.
             VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                  HOME PROPERTIES OF NEW YORK, INC.
                        850 CLINTON SQUARE
                     ROCHESTER, NEW YORK 14604
                          (716) 246-4105
                (NAME, ADDRESS, INCLUDING ZIP CODE,
               AND TELEPHONE NUMBER, INCLUDING AREA
                    CODE, OF AGENT FOR SERVICE)


                            COPIES TO:
                    Deborah McLean Quinn, Esq.
                Nixon, Hargrave, Devans & Doyle LLP
                        900 Clinton Square
                     Rochester, New York 14604
                          (716) 263-1307


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]___________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ] _____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            --------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                            2,630,000 SHARES

                    HOME PROPERTIES OF NEW YORK, INC.
                              COMMON STOCK
                            ($.01 par value)



     All of the shares of the common stock, par value $.01 per share (the "Common Stock") of Home Properties of New York, Inc. ("Home Properties" or the "Company") offered hereby are being offered by the Selling Shareholders of Home Properties. See "Selling Shareholders." The Company will not receive any proceeds from the sale of the shares offered hereby. The Common Stock is
listed on the New York Stock Exchange under the symbol "HME".  On    February
7, 1997    , the closing price of the Common Stock on the New York Stock
Exchange was    $23 3/4     per share.



     Home Properties is a self-administered, self-managed, fully integrated
real estate investment trust.                                            Home
Properties conducts substantially all of its business and owns all of its properties through Home Properties of New York, L.P. (the "Operating Partnership"). To comply with certain technical requirements of the Internal Revenue Code of 1986, as amended (the "Code") applicable to real estate investment trusts ("REITs"), the Operating Partnership carries out portions of its property management and development activities through management companies beneficially owned by the Operating Partnership but controlled by one or more officers of Home Properties (collectively, the "Management Companies").

     The shares offered hereby may be offered and sold from time to time as market conditions permit on the New York Stock Exchange, or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction; (b) purchases by a broker or a dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by one or more of the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act").



 SEE "RISK FACTORS" (beginning on page 4) FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
             SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.



     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.




                  The date of this Prospectus is    February 10, 1997

                            ADDITIONAL INFORMATION

      Home Properties has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the common stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

      Home Properties is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding Home Properties at http://www.sec.gov. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning Home Properties can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Home Properties furnishes its stockholders with annual reports containing audited financial statements with a report thereon by its independent public accountants.


                      DOCUMENTS INCORPORATED BY REFERENCE

      The following documents, which have been filed by Home Properties under the Exchange Act with the Commission, are incorporated in this Prospectus by
reference    (all File No. 1-13136)    : the Company's Annual Report on Form
10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A
Amendment No.        1 and Amendment No. 2       ; the Company's Quarterly
Report on Form 10-Q for the quarterly period ending    March 31, 1996, as
amended by Form 10-Q/A Amendment No. 1; the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996, as amended by Form 10-Q/A Amendment No. 1; the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1996, as amended by Form 10-Q/A Amendment No. 1; the Company's Current Report on Form 8-K dated May 16, 1995, as amended by Form 8-K/A Amendment No. 1, Amendment No. 2 and Amendment No. 3; the Company's Current Report on Form 8-K dated January 1, 1996, as amended by Form 8-K/A Amendment No. 1, Amendment No. 2 and Amendment No. 3; the Company's Current Report on Form 8-K dated January 5, 1996, as amended by Form 8-K/A Amendment No. 1; the Company's Current Report on Form 8-K dated August 6, 1996; the
Company's Current Report on Form 8-K dated  December 23, 1996;     and all
other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1995.

      All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by references in and to be a part of this Prospectus from the date of filing of such reports and documents (provided, however, that the information referred to in Instruction 8 to Item 402(a)(3) of Regulation S-K promulgated by the Securities and Exchange Commission is not incorporated herein by reference).

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in the Registration Statement containing this Prospectus or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to those documents. Requests should be directed to:
David P. Gardner, Chief Financial Officer, Home Properties of New York, Inc., 850 Clinton Square, Rochester, New York 14604 (716) 546-4900.


                                  THE COMPANY

      AS USED IN THIS SECTION, THE TERMS "HOME PROPERTIES" AND "COMPANY", INCLUDES HOME PROPERTIES OF NEW YORK, INC., A MARYLAND CORPORATION, HOME PROPERTIES OF NEW YORK, L.P., A NEW YORK LIMITED PARTNERSHIP, AND THE MANAGEMENT COMPANIES.

      Home Properties of New York, Inc. is a self-administered, self-managed, fully integrated real estate investment trust formed in November, 1993 to continue and expand the multifamily residential real estate business of Home Leasing Corporation, which was organized in 1967. The Company is one of the largest owners and operators of multifamily residential properties in Upstate New York (based on the number of apartment units) and the only publicly traded real estate investment trust headquartered in the area. It recently combined its operations with those of Conifer Realty, Inc. and its affiliates ("Conifer"), another large owner and operator of multifamily properties throughout New York State.

      Home Properties conducts substantially all of its business and owns all of its properties through Home Properties of New York, L.P. (the "Operating Partnership"). To comply with certain technical requirements of the Internal Revenue Code of 1986, as amended (the "Code") applicable to real estate investment trusts ("REITs"), the Operating Partnership carries out portions of its property management and development activities through management companies beneficially owned by the Operating Partnership but controlled by one or more officers of Home Properties (collectively, the "Management Companies").

      Home Properties currently owns and manages    29     communities with
7,544     apartment units and one community containing 202 manufactured home sites.  The Company also holds general partner interests in an additional
3,914     apartment units and manages     1,630     apartment units and
approximately 1.6 million square feet of commercial space for other owners
(primarily affiliates).  The    13,088     total apartment units now owned
and/or managed by Home Properties are primarily located throughout New York State. The Company is fully integrated with operations that include multifamily acquisitions, development, redevelopment, management, marketing, finance, leasing and asset management.

      The Company's executive offices are located at 850 Clinton Square, Rochester, New York 14604. Its telephone number is (716) 546-4900.


                                 RISK FACTORS

      An investment in the Shares involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, prospective investors should consider, among other things, the following factors:

DEPENDENCE ON UPSTATE NEW YORK REGION

      A significant number of the properties owned and managed by the Company
(the "Properties") are located in the Upstate New York Region.  At    December
31    , 1996, 5,604 of the Company's owned multifamily units    (approximately
75%)     were located in the Upstate New York Region.  Accordingly, the
Company's performance is partially linked to economic conditions and the demand for apartments in the Upstate New York Region. A decline in the economy in this region generally may result in a decline in the demand for apartments which may adversely affect the ability of the Company to make distributions to stockholders.

DEBT FINANCING; NO LIMITATION ON DEBT

      The Company is subject to the customary risks associated with debt financing including the potential inability to refinance existing mortgage indebtedness upon maturity on favorable terms. If a property is mortgaged to secure payment of indebtedness and the Company is unable to make mortgage payments, the property could be foreclosed upon with a consequent loss of cash flow and asset value to the Company. In addition, the Company funds acquisitions and development activities partially through short-term borrowings. It expects to refinance any properties purchased with short-term debt either with long-term debt or equity financing depending upon economic conditions at the time of refinancing. The Board of Directors has adopted a policy of limiting the Company's indebtedness to approximately 50% of its market capitalization (i.e., the market value of issued and outstanding shares of Common Stock and Units plus total debt), but the organizational documents of the Company do not contain any limitation on the amount or percentage of
indebtedness, funded or otherwise, the Company may incur.   Accordingly, the
Board of Directors could alter or eliminate its current policy on borrowing.
If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to make expected distributions to its stockholders and an
increased risk of default on the Company's indebtedness.  At    December
31    , 1996, the ratio of the Company's indebtedness to its market
capitalization was    34.2%    .

      The Company has established its debt policy relative to the market capitalization of the Company rather than to the book value of its assets, a ratio that is frequently employed. The Company has used its market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated value of real property, the Company's primary tangible asset) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value and may not necessarily reflect the fair market value of the underlying assets of the Company at all times. Although the Company will consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness (such as the estimated market value of such assets upon refinancing and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the amount of debt service will not impair the Company's ability to make distributions to its stockholders.

FAILURE TO QUALIFY AS A REIT

      Although the Company believes that it is organized and operated to qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), no assurance can be given that the Company will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and applicable Treasury Regulations is also increased in the context of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations, or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the Federal income tax consequences of such qualification; however, the Company is not aware of any proposal in Congress to amend the tax laws that would materially and adversely affect the Company's ability to operate as a REIT.

      If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the amount available for distribution to the Company's shareholders would be reduced for the year or years involved. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.

DEPENDENCE OF THE COMPANY ON THE OPERATING PARTNERSHIP TO MAKE DISTRIBUTIONS

      The Company's sole material asset is its interest in the Operating Partnership, and the Company's dividend policy is based on the Operating Partnership's distribution policy. Even if the Operating Partnership makes sufficient distributions to enable the Company to satisfy the REIT distribution requirements described above, other priorities for utilization of cash could reduce additional distributions by the Operating Partnership to partners and, accordingly, the funds available to the Company to pay dividends. In addition, the Operating Partnership is likely to borrow funds to enable it to follow its distribution policy. Borrowings to finance distributions will result in an increase in interest expense for the Operating Partnership and a corresponding reduction in the amount that the Operating Partnership would otherwise distribute to its partners.

EFFECT OF DISTRIBUTION REQUIREMENTS

      To maintain its qualification as a REIT, Home Properties must distribute to its stockholders annually at least 95% of REIT taxable income. Under certain circumstances, Home Properties may not have sufficient cash or other liquid assets to meet this distribution requirement. This could arise because of timing differences between income recognition and cash receipts and disbursements (income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed), and Home Properties could have taxable income without sufficient cash to meet the REIT distribution requirements. The Company also may face competing demands for its cash, such as expenditures for future acquisitions or for improvements or repairs to the Properties. In these situations, the funds necessary to meet the distribution requirements or the other expenditures would have to be obtained, to the extent available, primarily from cash flow, net proceeds from the issuance of equity securities, the sale of existing properties, institutional borrowings and the issuance of debt securities. In such instances, the Company might need to borrow funds in order to avoid adverse tax consequences even if management believed that the then prevailing interest rates, terms and other market conditions were not generally favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations. No assurance can be given that necessary funds will be available to allow Home Properties to meet the REIT requirements or the Company's other obligations.

REAL ESTATE INVESTMENT CONSIDERATIONS

      OCCUPANCY AND ABILITY OF RESIDENTS TO PAY RENT. The Company is dependent on rental income to pay operating expenses and to generate cash to enable Home Properties to make distributions to its stockholders. If the Company is unable to attract and retain residents or if its residents are unable, through an adverse change in the economic condition of the region or otherwise, to pay their rental obligations, Home Properties' ability to make expected distributions will be adversely affected.

      ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and, therefore, the Company has limited ability to vary its portfolio quickly in response to changes in economic or other conditions. In addition, the prohibition in the Code on REITs holding property for sale and related regulations may affect the Company's ability to sell properties without adversely affecting distributions to Home Properties' stockholders.

      COMPLIANCE WITH LAWS AND REGULATIONS. Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requires removal of structural barriers to handicapped access in certain public areas of the Properties, where such removal is "readily achievable." The ADA does not, however, consider residential properties, such as apartment communities, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. A number of additional federal, state and local laws exist which also may require modifications to the Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Non-compliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. Although management believes that the Properties are substantially in compliance with present requirements, the Company may incur additional costs in complying with the ADA for both existing properties and properties acquired in the future. The Company believes that the Properties that are subject to the FHAA are in compliance with such laws.

      Under the federal Fair Housing Act and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. The Company has a policy against any kind of discriminatory behavior and trains its employees to avoid discrimination or the appearance of discrimination. There is no assurance, however, that an employee will not violate the Company's policy against discrimination and violate the fair housing laws. Such a violation could subject the Company to legal action and the possible awards of damages.

      Under various laws and regulations relating to the protection of the environment, an owner of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such substances. The presence of such substances may adversely affect the owner's ability to rent or sell the property or use the property as collateral. Independent environmental consultants conducted "Phase I" environmental audits (which involve visual inspection but not soil or groundwater analysis) of substantially all of the Properties owned by the Company prior to their acquisition by the Company. The Phase I audit reports did not reveal any significant issues of environmental concern, nor is the Company aware of any environmental liability that management believes would have a material adverse effect on the Company. One issue raised by the Phase I audit reports was the existence in certain of the Properties of asbestos that does not require remediation under current conditions. There is no assurance that Phase I reports would reveal all environmental liabilities or that environmental conditions not known to the Company may exist now or in the future on existing properties or those subsequently acquired which would result in liability to the Company for remediation or fines, either under existing laws and regulations or future changes to such requirements.

      If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds the Company's budgets for such items, Home Properties' ability to make expected distributions could be adversely affected.

      COMPETITION IN THE COMPANY'S MARKETS. The Company plans to continue to acquire additional multifamily residential properties in New York State and may expand its activities into nearby states. There are a number of multifamily developers and other real estate companies that compete with the Company in seeking properties for acquisition, prospective residents and land for development. Most of the Company's Properties are in developed areas where there are other properties of the same type. Competition from other properties may affect the Company's ability to attract and retain residents, to increase rental rates and to minimize expenses of operation. Virtually all of the leases for the Properties are short-term leases (i.e., one year or less).

      HAP CONTRACTS.     As of the date of this Prospectus, approximately
9%     of the apartment units owned by the Company are entitled to the benefits of Housing Assistance Payments contracts ("HAP Contracts") with the U.S. Department of Housing and Urban Development. The future of the HAP Contract program is uncertain. If the HAP Contracts are not renewed by HUD or if the HAP Contract program is terminated, there could be an adverse effect on cash flow of the Properties affected. If any of the above occurred, Home Properties' ability to make expected distributions to stockholders could be adversely affected.

      UNINSURED LOSSES. Certain extraordinary losses may not be covered by the Company's comprehensive liability, fire, extended and rental loss insurance.
If an uninsured loss occurred, the Company could lose its investment in and cash flow from the affected Property (but would be required to repay any indebtedness secured by that Property and related taxes and other charges).

      CAPITAL IMPROVEMENTS. The properties owned by the Company and which it may acquire vary widely in age and require capital improvements regularly. If the cost of improvements, whether required to attract and retain residents or to comply with governmental requirements, substantially exceed management's expectations, cash available for distribution to stockholders would be reduced. The actual expenditures on capital improvements by the Company has varied from property to property as the Company has repositioned newly acquired properties. These expenditures were within the expectations of management and taken into account in the price paid for the units.

      RISKS OF AFFILIATED PROPERTY MANAGEMENT BUSINESS. Almost all of the properties managed by the Company pursuant to management contracts are owned by affiliates of Home Leasing and Conifer. Although the management contracts are generally for one to five years in most cases, these contracts may be terminated by the owners at any time in the event the property is sold or on 30 to 60 days' notice. Since these managed properties are generally owned by limited partnerships of which Home Leasing or Conifer is the general partner and in which various members of management and their affiliates have significant ownership interests, conflicts could arise in enforcement of the management contracts. Such conflicts could arise with respect to liabilities incurred by the Company as property manager which the owners are required to pay or indemnify the Company against and which such owners are unable or unwilling to pay. Conflicts of interest may also arise in connection with the property owners' decisions to sell the properties or renegotiate the management contracts. Any of these events could adversely affect the Company's ability to make distributions to stockholders.

      RISKS OF REAL ESTATE DEVELOPMENT AND GOVERNMENT ASSISTED MULTIFAMILY HOUSING DEVELOPMENT ACTIVITIES. While the Company's primary focus is currently on the acquisition of multifamily residential properties, it is also a part of the Company's operating strategy to seek attractive opportunities for development, primarily of government assisted properties. All of the Company's
development activities at    December 31    , 1996 related to government-
assisted multifamily residential properties. The real estate development business involves significant risks in addition to those involved in the ownership and operation of established properties, including the risks that construction and long-term financing may not be available on favorable terms and that construction may not be completed on schedule or on budget resulting in increased debt service expense and construction costs. A primary source of support for government assisted multifamily housing is the federal "Low Income Housing Tax Credit" program (the "Tax Credit Program"). The Tax Credit Program was included in the Tax Reform Act of 1986 and was extended several times. The Tax Credit Program may be subjected to a sunset provision effective in 1997. Even if this occurs, management believes that Congress is likely to extend the Program on an annual basis since it is the only large scale rental housing program currently available to encourage the construction and operation of rental housing for low and moderate income households. In addition, management believes that there will continue to be a need for subsidized housing and that various forms of government subsidy programs will be available, although their format may change. From time to time, the Company plans to make advances in connection with development projects.

LIMITS ON OWNERSHIP AND CHANGE OF CONTROL

      In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding stock of Home Properties may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of its taxable year. Home Properties has limited ownership of the issued and outstanding Shares by any single stockholder to 8.0% of the outstanding Shares. Norman and Nelson Leenhouts will be permitted to acquire additional Shares, except to the extent that such acquisition results in 50% or more in value of the outstanding Common Stock of the Company being owned, directly or indirectly, by five or fewer individuals. Although the Board of Directors presently has no intention of doing so, the Board of Directors could waive these restrictions if it were satisfied, based upon the advice of tax counsel or otherwise, that such action would be in the best interests of Home Properties. Shares acquired or transferred in breach of the limitation may be redeemed by Home Properties for the lesser of the price paid or the average closing price for the ten trading days immediately preceding redemption or may be sold at the direction of the Company. A transfer of Shares to a person who, as a result of the transfer, violates the ownership limit will be void and the Shares will automatically be converted into shares of Excess Stock. See "Description of Capital Stock -- Restrictions on Transfer" for additional information regarding the ownership limits.

      The Articles of Incorporation authorize the Board of Directors to issue up to a total of thirty million Shares and ten million shares of preferred stock and to establish the rights and preferences of any shares issued. No shares of preferred stock are currently issued or outstanding. Further, under the Articles of Incorporation, the stockholders do not have cumulative voting rights.

      The percentage ownership limit, the issuance of preferred stock in the future and the absence of cumulative voting rights could have the effect of
(i) delaying or preventing a change of control of Home Properties even if a change in control were in stockholders' interest; (ii) deterring tender offers for the Shares that may be beneficial to the stockholders; or (iii) limiting the opportunity for stockholders to receive a premium for their Shares that might otherwise exist if an investor attempted to assemble a block of Shares in excess of the percentage ownership limit or otherwise to effect a change of control of Home Properties.

DEPENDENCE ON KEY PERSONNEL

      The Company is dependent on the efforts of its executive officers, particularly Norman Leenhouts, Nelson Leenhouts and Richard Crossed, for strategic business direction and their experience in the real estate market. The loss of their services could have an adverse effect on the operations of the Company. The Company does not have, and is not currently contemplating obtaining, key man life insurance for its executive officers.

CONFLICTS OF INTEREST WITH RESPECT TO PROPERTY MANAGEMENT

      Unlike persons acquiring Common Stock, the Company's executive officers own most of their interest in the Company through Units of limited partnership interest in the Operating Partnership. As a result of their status as holders of Units, the executive officers and other limited partners may have interests that conflict with stockholders with respect to business decisions affecting the Company and the Operating Partnership. In particular, certain executive officers may suffer different or more adverse tax consequence than the Company upon the sale or refinancing of some of the Properties as a result of unrealized gain attributable to certain Properties. Thus, executive officers and the stockholders may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of Properties. In addition, executive officers of the Company, as limited partners of the Operating Partnership, have the right to approve certain fundamental transactions such as the sale of all or substantially all of the assets of the Operating Partnership, merger or consolidation or dissolution of the Operating Partnership and certain amendments to the Operating Partnership Agreement.

      The Company manages multifamily residential properties through the Operating Partnership and commercial and development properties and certain multifamily residential properties through the Management Companies. As a result, the Leenhoutses and other officers of and directors of the Company will devote a significant portion of their business time and efforts to the management of properties not owned by the Company.

      Some officers of the Company have a significant interest in certain of the managed properties as the only stockholders of Home Leasing or Conifer, the general partners of the partnerships that own such managed properties and as holders of other ownership interests. Accordingly, such officers will have conflicts of interest between their fiduciary obligations to the partnerships that own such managed properties and their fiduciary obligations as officers and directors of the Company, particularly with respect to the enforcement of the management contracts and timing of the sale of the managed properties.

      In order to comply with technical requirements of the federal income tax laws pertaining to the qualification of REITs, the Operating Partnership owns all of the outstanding non-voting common stock (990 shares) of one of the Management Companies, Home Properties Management, Inc., and Norman and Nelson Leenhouts own all of the outstanding voting common stock (10 shares). The Operating Partnership also owns all of the outstanding non-voting common stock (891 shares) of another of the Management Companies, Conifer Realty Corporation, and Norman and Nelson Leenhouts and Richard Crossed own all of the outstanding voting common stock (9 shares). As a result, although the Company will receive substantially all of the economic benefits of the business carried on by the Management Companies through the Company's right to receive dividends, the Company will not be able to elect directors and officers of the Management Companies and, therefore, the Company's ability to cause dividends to be declared or paid or influence the day-to-day operations of the Management Companies will be limited. Furthermore, although the Company will receive a management fee for managing the managed properties, this fee has not been negotiated at arm's length and may not represent a fair price for the services rendered.

SHARES AVAILABLE FOR FUTURE SALE

      Sales of substantial amounts of shares of Common Stock in the public market or the perception that such sales might occur could adversely affect the market price of the Common Stock. The Operating Partnership has issued an
aggregate of 1,203,019 Units through    December 31    , 1996 to persons other
than the Company which may be exchanged on a one-for-one basis for shares of
Common Stock under certain circumstances.     The Operating  Partnership has
also issued a Class A Interest which is presently convertible into 1,666,667 shares of Common Stock (which number will be adjusted under certain circumstances to prevent such interest from being diluted). In addition, as of
December 31    , 1996, Home Properties has granted options to purchase an
aggregate of    697,778     shares of Common Stock to certain directors,
officers and employees of the Company.

      All of the Shares issuable upon the exercise of options will be "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may not be transferred unless they are registered under the Securities Act or are otherwise transferrable under Rule 144. The Company expects to file a registration statement with respect to such shares of Common Stock, thereby allowing shares issuable under the Company's Stock Benefit Plans to be transferred or resold without restriction under the Securities Act, unless held by directors, executive officers or other affiliates of Home Properties.

      In addition to the limits placed on the sale of "restricted securities" by operation of Rule 144 and other provisions of the Securities Act, Norman and Nelson Leenhouts have agreed not to dispose of their shares for a five-year period ending on August 4, 1999, and the other directors and executive officers of the Company have agreed not to dispose of any of their Shares for differing periods in each case, subject to certain exceptions which include the ability to pledge their securities as collateral for loans provided the pledgee is subject to the same restrictions on disposition.


                                USE OF PROCEEDS

      The Company will not receive any cash proceeds as a result of this offering. The Company will, however, acquire additional partnership units in the Operating Partnership in exchange for the shares of Common Stock issued to the Selling Shareholders which are being sold hereunder. See "Selling Shareholders" below.


                         DESCRIPTION OF CAPITAL STOCK

GENERAL

      The authorized capital stock of Home Properties consists of 30 million shares of Common Stock, par value $.01 per share ("Common Stock"), 10 million shares of excess stock ("Excess Stock"), par value $.01 per share, and 10 million shares of preferred stock ("Preferred Stock"), par value $.01 per share. The following summary description of the Common Stock sets forth certain general terms and conditions of the capital stock of Home Properties. The descriptions below do not purport to be complete and are qualified entirely by reference to Home Properties' Articles of Amendment and Restatement of Articles of Incorporation, as amended ("Articles of Incorporation").

COMMON STOCK

      All shares of Common Stock offered will be duly authorized, fully paid, and nonassessable. Holders of the Common Stock will have no conversion, redemption, sinking fund or preemptive rights; however, shares of Common Stock will automatically convert into shares of Excess Stock as described below. Under the Maryland General Corporation Law ("MGCL"), stockholders are generally not liable for Home Properties' debts or obligations, and the holders of shares will not be liable for further calls or assessments by Home Properties.
Subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below, all shares of Common Stock have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights.

      Subject to the right of any holders of Preferred Stock to receive preferential distributions, the holders of the shares of Common Stock will be entitled to receive distributions in the form of dividends if and when declared by the Board of Directors of Home Properties out of funds legally available therefor, and, upon liquidation of Home Properties, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of Home Properties, including debts and liabilities arising out of its status as general partner of the Operating Partnership, and any liquidation preference of issued and outstanding Preferred Stock. Home Properties intends to continue paying quarterly distributions.

      The holder of each outstanding share of Common Stock will be entitled to one vote on all matters presented to stockholders for a vote, subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below. As described below, the Board of Directors of Home Properties may, in the future, grant holders of one or more series of Preferred Stock the right to vote with respect to certain matters when it fixes the attributes of such series of Preferred Stock. Pursuant to the MGCL, Home Properties cannot dissolve, amend its charter, merge with another entity, sell all or substantially all its assets, engage in a share exchange or engage in similar transactions unless such action is approved by stockholders holding a majority of the outstanding shares entitled to vote on such matter. In addition, the Amended and Restated Partnership Agreement of the Operating Partnership (the "Partnership Agreement") requires that any merger or sale of all or substantially all of the assets of Operating Partnership be approved by partners holding a majority of the outstanding Units, excluding Operating Partnership Units held by Home Properties. Home Properties' Articles of Incorporation provide that its Bylaws may be amended by its Board of Directors.

      The holder of each outstanding share of Common Stock will be entitled to one vote in the election of directors who serve for terms of one year. Holders of the shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares entitled to vote in the election of directors will be able to elect all of the directors. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.

PREFERRED STOCK

      Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of Home Properties. The Board of Directors will fix the attributes of any Preferred Stock that it authorizes for issuance. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of Home Properties.

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Home Properties, then, before any distribution or payment shall be made to the holders of any shares of Common Stock, any Excess Shares or any other class or series of capital stock of Home Properties ranking junior to any outstanding Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of Home Properties, the holders of shares of each series of Preferred Stock shall be entitled to receive out of assets of Home Properties legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of Preferred Stock do not have cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of Home Properties. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Home Properties are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of Home Properties ranking on a parity with such shares of Preferred Stock in the distribution of assets, then the holders of such shares of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

RESTRICTIONS ON TRANSFER

      Ownership Limits. Home Properties' Articles of Incorporation contain certain restrictions on the number of shares of capital stock that stockholders may own. For Home Properties to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable
year or during a proportionate part of a shorter taxable year.   Because Home
Properties expects to continue to qualify as a REIT, its Articles of Incorporation contain restrictions on the ownership and transfer of shares of its capital stock intended to ensure compliance with these requirements.

      Subject to certain exceptions specified in the Articles of Incorporation, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0% (the "Ownership Limit") of the value of the issued and outstanding shares of capital stock of Home Properties. Stockholders ("Existing Holders") whose holdings exceeded the Ownership Limit immediately after Home Properties' initial public offering of its Common Stock, assuming that all Units of the Operating Partnership are counted as shares of Common Stock, are permitted to continue to hold the number of shares they held on such date and may acquire additional shares of capital stock upon (i) the exchange of Units for Shares, (ii) the exercise of stock options or receipt of grants of shares of capital stock pursuant to a stock benefit plan, (iii) the acquisition of shares of capital stock pursuant to a dividend reinvestment plan, (iv) the transfer of shares of capital stock from another Existing Holder or the estate of an Existing Holder by devise, gift or otherwise, or (v) the foreclosure on a pledge of shares of capital stock; provided, no such acquisition may cause any Existing Holder to own, directly or by attribution, more than 17.5% (the "Existing Holder Limit") of the issued and outstanding Shares, subject to certain additional restrictions. The Board of Directors of Home Properties may increase or decrease the Ownership Limit and Existing Holder Limit from time to time, but may not do so to the extent that after giving effect to such increase or decrease (i) five beneficial owners of Shares could beneficially own in the aggregate more than 49.5% of the aggregate value of the outstanding capital stock of Home Properties or (ii) any beneficial owner of capital stock would violate the Ownership Limit or Existing Holder Limit as a result of a decrease. The Board of Directors may waive the Ownership Limit or the Existing Holder Limit with respect to a holder if such holder provides evidence acceptable to the Board of Directors that such holder's ownership will not jeopardize Home Properties' status as a REIT.

      Any transfer of outstanding capital stock of Home Properties ("Outstanding Stock") that would (i) cause any holder, directly or by attribution, to own capital stock having a value in excess of the Ownership Limit or Existing Holder Limit, (ii) result in shares of capital stock other than Excess Stock, if any, to be owned by fewer than 100 persons, (iii) result in Home Properties being closely held within the meaning of section 856(h) of the Code, or (iv) otherwise prevent Home Properties from satisfying any criteria necessary for it to qualify as a REIT, is null and void, and the purported transferee acquires no rights to such Outstanding Stock.

      Outstanding Stock owned by or attributable to a stockholder or shares of Outstanding Stock purportedly transferred to a stockholder which cause such stockholder or any other stockholder to own shares of capital stock in excess of the Ownership Limit or Existing Holder Limit will automatically convert into shares of Excess Stock. Such Excess Stock will be transferred by operation of law to a separate trust, with Home Properties acting as trustee, for the exclusive benefit of the person or persons to whom such Outstanding Stock may be ultimately transferred without violating the Ownership Limit or Existing Holder Limit. Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of Home Properties. While the Excess Stock is held in trust, it will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and will not be entitled to participate in dividends or other distributions. Any record owner or purported transferee of Outstanding Stock which has converted into Excess Stock (the "Excess Holder") who receives a dividend or distribution prior to the discovery by Home Properties that such Outstanding Stock has been converted into Excess Stock must repay such dividend or distribution upon demand. While Excess Stock is held in trust, Home Properties will have the right to purchase it from the trust for the lesser of (i) the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock) or (ii) the market price of shares of capital stock equivalent to the Outstanding Stock which converted into Excess Stock (as determined in the manner set forth in the Articles of Incorporation) on the date Home Properties exercises its option to purchase. Home Properties must exercise this right within the 90-day period beginning on the date on which it receives written notice of the transfer or other event resulting in the conversion of Outstanding Stock into Excess Stock. Upon the liquidation of Home Properties, distributions will be made with respect to such Excess Stock as if it consisted of the Outstanding Stock from which it was converted.

      Any Excess Holder, with respect to each trust created upon the conversion of Outstanding Stock into Excess Stock, may designate any individual as a beneficiary of such trust; provided, such person would be permitted to own the Outstanding Stock which converted into the Excess Stock held by the trust under the Ownership Limit or Existing Holder Limit and the consideration paid to such Excess Holder in exchange for designating such person as the beneficiary is not in excess of the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock). Home Properties' redemption right must have expired or been waived prior to such designation. Immediately upon the designation of a permitted beneficiary, the Excess Stock, if any, will automatically convert into shares of the Outstanding Stock from which it was converted and Home Properties as trustee of the trust will transfer such shares, if any, and any proceeds from redemption or liquidation to the beneficiary.

      If the restrictions on ownership and transfer, conversion provisions or trust arrangements in Home Properties' Articles of Incorporation are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the Excess Holder of any Outstanding Stock that would have converted into shares of Excess Stock if the conversion provisions of the Articles of Incorporation were enforceable and valid shall be deemed to have acted as an agent on behalf of Home Properties in acquiring such Outstanding Stock and to hold such Outstanding Stock on behalf of Home Properties unless Home Properties waives its right to this remedy.

      The foregoing ownership and transfer limitations may have the effect of precluding acquisition of control of Home Properties without the consent of its Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines, and the stockholders concur, that it is no longer in the best interests of Home Properties to attempt to qualify, or to continue to qualify, as a REIT. Approval of the limited partners of the Operating Partnership to terminate REIT status is also required.

      Ownership Reports. Every owner of more than 5% of the issued and outstanding shares of capital stock of Home Properties must file a written notice with Home Properties containing the information specified in the Articles of Incorporation no later than January 31 of each year. In addition, each stockholder shall, upon demand, be required to disclose to Home Properties in writing such information as Home Properties may request in order to determine the effect of such stockholder's direct, indirect and attributed ownership of shares of capital stock on Home Properties' status as a REIT or to comply with any requirements of any taxing authority or other governmental agency.

CERTAIN OTHER PROVISIONS OF MARYLAND LAW AND CHARTER DOCUMENTS

      THE FOLLOWING DISCUSSION SUMMARIZES CERTAIN PROVISIONS OF MGCL AND HOME PROPERTIES' ARTICLES OF INCORPORATION AND BYLAWS. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES OF INCORPORATION AND BYLAWS, COPIES OF WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS CONSTITUTES A PART. SEE "ADDITIONAL INFORMATION."

      Limitation of Liability and Indemnification. The Articles of Incorporation and Bylaws limit the liability of directors and officers to Home Properties and its stockholders to the fullest extent permitted from time to time by the MGCL and require Home Properties to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by the MGCL.

      Business Combinations. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, in addition to any other required vote, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than voting stock held by the Interested Stockholder who will, or whose affiliate will, be a party to the business combination or by an affiliate or associate of the Interested Stockholder) voting together as a single voting group. The extraordinary voting provisions do not apply if, among other things, the corporation's stockholders receive a price for their shares determined in accordance with the MGCL and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for
its shares.   These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation of Home Properties contain a provision exempting from these provisions of the MGCL any business combination involving the Leenhoutses (or their affiliates) or any other person acting in concert or as a group with any of the foregoing persons.

      Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter other than "interested shares" (shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: an "acquiring person," an officer of the corporation or an employee of the corporation who is also a director). "Control shares" are shares of stock which, if aggregated with all other such shares of stock owned by the acquiring person, or in respect of which such person is entitled to exercise or direct the exercise of voting power of shares of stock of the corporation in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

      A person who has made or proposes to make a control share acquisition, under certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares upon delivery of an acquiring person statement containing certain information required by the MGCL, including a representation that the acquiring person has the financial capacity to make the proposed control share acquisition, and a written undertaking to pay the corporation's expenses of the special meeting (other than the expenses of those opposing approval of the voting rights). If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a stockholder meeting is held, as of the date of the meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting before the control share acquisition and the acquiring person becomes entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise rights of objecting shareholders under Maryland law to receive the fair value of their Shares. The fair value of the Shares for such purposes may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of objecting shareholders' rights do not apply in the context of a control share acquisition.

      The Articles of Incorporation contain a provision exempting from the control share acquisition statute any and all acquisitions to the extent that such acquisitions would not violate the Ownership Limit or Existing Owner Limit. There can be no assurance that such provision will not be amended or eliminated at any point in the future.


                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

      The following discussion summarizes certain federal income tax considerations that may be relevant to a prospective holder of shares of Common Stock. Nixon, Hargrave, Devans & Doyle LLP has acted as tax counsel to Home Properties in connection with its formation and its election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Shares. The following discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local or foreign tax considerations. This discussion does not address all of the aspects of federal income taxation that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the federal income tax laws (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States).

      This discussion contains a general summary of certain Code sections that govern the federal income tax treatment of a REIT and its stockholders. These sections of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. Home Properties has not sought or obtained any ruling from the Internal Revenue Service or any opinions of counsel specifically related to the tax matters described below.

      EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES OF COMMON STOCK AND THE ELECTION BY HOME PROPERTIES TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF HOME PROPERTIES AS A REIT

      Home Properties has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1994. Home Properties believes that, it is organized and operates in such a manner as to qualify for taxation as a REIT under the Code, and Home Properties intends to continue to operate in such a manner. No assurance, however, can be given that Home Properties has operated or will operate in a manner so as to qualify or remain qualified as a REIT.

      In the opinion of Nixon, Hargrave, Devans & Doyle LLP, commencing with Home Properties' taxable year ending December 31, 1994, Home Properties was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on certain assumptions and is conditioned upon certain representations made by Home Properties as to certain factual matters relating to Home Properties' organization, manner of operation, income and assets. Nixon, Hargrave, Devans & Doyle LLP is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Home Properties' qualification and taxation as a REIT will depend upon Home Properties' satisfaction of the requirements necessary to be classified as a REIT, discussed below, on a
continuing basis.   Nixon, Hargrave, Devans & Doyle LLP will not review
compliance with these tests on a continuing basis. Therefore, no assurance can be given that Home Properties will satisfy such tests on a continuing basis. See "- Requirements for Qualification - FAILURE TO QUALIFY" below.

      If Home Properties qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it currently distributes to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, Home Properties will be subject to federal income tax in the following circumstances. First, Home Properties will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, Home Properties may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Home Properties has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by Home Properties by foreclosure or otherwise on default on a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Home Properties has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Home Properties should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed in "Requirements for Qualification - INCOME TESTS" below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Home Properties fails the 75% or 95% test, multiplied by a fraction intended to reflect Home Properties' profitability. Sixth, if Home Properties should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, Home Properties would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Home Properties disposes of any asset acquired from a C corporation (I.E., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Home Properties' hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and Home Properties recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Home Properties over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable.

REQUIREMENTS FOR QUALIFICATION.

      GENERALLY. To qualify as a REIT, an entity must be a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part
of a taxable year of less than 12 months.   Electing REIT treatment requires
that the entity adopt a calendar year accounting period.

      Home Properties satisfies the requirements set forth above. In addition, Home Properties' Articles of Incorporation provide restrictions regarding the transfer of its shares that are intended to assist Home Properties in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Capital Stock - Restrictions on Transfer."

      In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, Home Properties' proportionate share of the assets, liabilities and items of income of the Operating Partnership and the partnerships, if any, in which the Operating Partnership will have an interest will be treated as assets, liabilities and items of Home Properties for purposes of applying the requirements described herein.

      INCOME TESTS. In order to maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

      Rents received by Home Properties will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a resident will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."
Finally, for rents received to qualify as "rents from real property," Home Properties generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom Home Properties derives no revenue.
The "independent contractor" requirement, however, does not apply to the extent the services provided by Home Properties are "usually or customarily rendered" in connection with the rental of space for occupancy only (such as furnishing water, heat, light and air conditioning, and cleaning windows, public entrances and lobbies) and are not otherwise considered "rendered to the occupant."

      It is expected that Home Properties' real estate investments will continue to give rise to income that will enable it to satisfy all of the income tests described above. Substantially all of Home Properties' income will be derived from its interest in the Operating Partnership, which will, for the most part, qualify as "rents from real property" for purposes of the 75% and the 95% gross income tests.

      The Operating Partnership does not and does not anticipate charging more than a de minimis amount of rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above). The Operating Partnership does not anticipate receiving rents in excess of a de minimis amount from Related Party Tenants. The Operating Partnership does not anticipate holding a lease on any property in which rents attributable to personal property constitute greater than 15% of the total rents received under the lease. Neither Home Properties nor the Operating Partnership will knowingly directly perform services considered to be rendered to the occupant of property. The Operating Partnership will perform all development, construction and leasing services for, and will operate and manage, the properties owned by it directly without using an "independent contractor." Management believes that the only material services to be provided to lessees of these properties will be those usually or customarily rendered in connection with the rental of space for occupancy only. Home Properties does not anticipate that the Operating Partnership will provide services that might be considered rendered primarily for the convenience of the occupants of the property.

      The Operating Partnership owns all of the non-voting common stock of the Management Companies, corporations that are taxable as regular corporations. The Management Companies will perform management, development, construction and leasing services for certain properties not owned by the Company. The income earned by and taxed to the Management Companies would be nonqualifying income if earned by Home Properties through the Operating Partnership. As a result of the corporate structure, the income will be earned by and taxed to the Management Companies and will be received by the Operating Partnership only indirectly as dividends that qualify under the 95% test.

      If Home Properties fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Home Properties' failure to meet such tests was due to reasonable cause and not due to willful neglect, Home Properties attaches a schedule of the sources of its income to its return, and any income information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Home Properties would be entitled to the benefit of these relief provisions.
As discussed above in "GENERALLY," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision applies to provide relief if the 30% income test is failed, and in such case, Home Properties would cease to qualify as a REIT. See "FAILURE TO QUALIFY" below.

      ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Home Properties' total assets must be represented by real estate assets, cash and cash items (including receivables)
and government securities.   For this purpose real estate assets include (i)
Home Properties' allocable share of real estate assets held by the Operating Partnership and partnerships in which the Operating Partnership owns an interest or held by "qualified REIT subsidiaries" of Home Properties and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five-year) debt offering of the Company. Second, not more than 25% of Home Properties' total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Home Properties may not exceed 5% of the value of Home Properties' total assets, and Home Properties may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another REIT).

      Home Properties anticipates that it will continue to be able to comply with these asset tests. Home Properties is deemed to hold directly its proportionate share of all real estate and other assets of the Operating Partnership and should be considered to hold its proportionate share of all assets deemed owned by the Operating Partnership through its ownership of partnership interests in other partnerships. As a result, Home Properties plans to hold more than 75% of its assets as real estate assets. In addition, Home Properties does not plan to hold any securities representing more than 10% of any one issuer's voting securities, other than any qualified REIT subsidiary, nor securities of any one issuer exceeding 5% of the value of Home Properties' gross assets (determined in accordance with generally accepted accounting principles). As previously discussed, Home Properties is deemed to own its proportionate share of the assets of a partnership in which it is a partner so that the partnership interest, itself, is not a security for purposes of this asset test.

      The Operating Partnership owns all of the nonvoting common stock of the Management Companies. The Operating Partnership does not own any of the voting securities of the Management Companies. Management believes that Home Properties' interest in the securities of the Management Companies through the Operating Partnership does not exceed 5% of the total value of Home Properties' assets. No independent appraisals have been obtained. Counsel, in rendering its opinion as to the qualification of Home Properties as a REIT, is relying on the conclusions of management regarding the value of such securities of the Management Companies.

      After initially meeting the asset tests at the close of any quarter, Home Properties will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. Home Properties intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

      ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (a) the sum of (i) 95% of Home Properties' "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (b) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Home Properties timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Home Properties does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if Home Properties should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, Home Properties would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

      Home Properties intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Home Properties to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95% distribution requirement, Home Properties may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

      Under certain circumstances, Home Properties may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in Home Properties' deduction for dividends paid for the earlier year. Thus, Home Properties may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Home Properties will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

      FAILURE TO QUALIFY. If Home Properties fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, Home Properties will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Home Properties fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible to claim the dividends received deduction. Unless entitled to relief under specific statutory provisions, Home Properties also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. If is not possible to state whether in all circumstances Home Properties would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

      TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as Home Properties qualifies as a REIT, distributions made to Home Properties' taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Home Properties' actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by Home Properties in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Home Properties and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Home Properties during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

      In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Home Properties required to be treated by such stockholder as long-term capital gain.

      Distributions from Home Properties and gain from the disposition of shares will not ordinarily be treated as passive activity income, and therefore, stockholders generally will not be able to apply any "passive losses" against such income. Dividends from Home Properties (to the extent they do not constitute a return of capital) and gain from the disposition of shares generally will be treated as investment income for purposes of the investment interest limitation.

      Home Properties will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide Home Properties with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Home Properties may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "TAXATION OF FOREIGN STOCKHOLDERS" below.

      TAXATION OF TAX-EXEMPT STOCKHOLDERS. The IRS has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute "unrelated business taxable income" ("UBTI"). Although rulings are merely interpretations of law by the IRS and may be revoked or modified, based upon this ruling and the analysis therein, distributions by Home Properties to a stockholder that is a tax-exempt entity should also not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of shares of Common Stock with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

      Congress has enacted legislation which includes a provision that requires qualified trusts that hold more than 10% (by value) of the interests in a REIT to treat a percentage of REIT dividends as UBTI. The requirement applies only if (i) the qualification of the REIT depends upon the application of a "look-through" exception to the restriction on REIT stockholdings by five or fewer individuals, including qualified trusts (see "Description of Capital Stock - Restrictions on Transfer"), and (ii) the REIT is "predominantly held" by qualified trusts. The qualification of Home Properties as a REIT currently does not depend upon application of the "look-through" exception and Home Properties currently is not "predominantly held" by qualified trusts.

INCOME TAXATION OF THE OPERATING PARTNERSHIP,
THE UNDERLYING PARTNERSHIPS AND THEIR PARTNERS

      The following discussion summarizes certain federal income tax considerations applicable to Home Properties' investment in the Operating Partnership.

      CLASSIFICATION OF THE OPERATING PARTNERSHIP. Home Properties will be entitled to include in its income its distributive share of the income and to deduct its distributive share of the losses of the Operating Partnership (including the Operating Partnership's share of the income or losses of any partnerships in which it owns an interest) only if the Operating Partnership is classified for federal income tax purposes as a partnership rather than an
association taxable as a corporation.     On December 17, 1996, the IRS issued
final Treasury Regulations regarding the classification of business entities (known as the "check-the-box" rules) which changed the process for electing business tax status.

      The new Treasury Regulations, which were effective January 1, 1997, replaced the former rules for classifying business organizations with a simpler elective classification system that generally allows eligible entities to choose to be taxed as partnerships or corporations. Under the Treasury Regulations, a limited partnership which qualifies as an eligible entity will generally be allowed to choose to be taxed as a partnership or a corporation. The default classification for an existing entity is the classification that the entity claimed immediately prior to January 1, 1997. Alternatively, an eligible entity may affirmatively elect its classification. An entity's default classification continues until the entity elects to change its classification by means of an affirmative election. Because the Operating Partnership was classified as a partnership as of December 31, 1996, the Operating Partnership will be treated as a partnership for federal income tax purposes for periods after December 31, 1996 pursuant to the new Treasury Regulations. The Operating Partnership plans to confirm this tax treatment by electing to be treated as a partnership under the Treasury Regulations.

      The Treasury Regulations state that the IRS will not challenge the prior classification of an existing eligible entity for periods before January 1, 1997 if: (1) the entity had a reasonable basis for its claimed classification;
(2) the entity and all of its partners recognized the tax consequences of any change in the entity's classification within 60 months before January 1, 1997; and (3) neither the entity nor any member had been notified in writing on or before May 8, 1996, that the classification was under examination by the IRS. Requirements (2) and (3) described in this paragraph are either not relevant to, or have been satisfied by, the Operating Partnership. Accordingly, the Operating Partnership's claimed classification as a partnership for periods prior to January 1, 1997 should be respected if the Operating Partnership had a reasonable basis for such classification.

      In determining whether a reasonable basis for partnership classification existed for periods prior to January 1, 1997, it is necessary to review the
former classification rules, under which an     organization formed as a
partnership will be treated as a partnership for federal income tax purposes rather than as a corporation only if it has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are continuity of life, centralization of management, limited liability, and free transferability of interests.

      The Operating Partnership has not requested, nor does it intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. In the opinion of Nixon, Hargrave, Devans & Doyle LLP, which is based on the provisions of the partnership agreement of the Operating Partnership and on certain factual assumptions and representations of
the Company, the Operating Partnership    has a reasonable basis for its claim
to be classified     as a partnership for federal income tax purposes    and
therefore should be taxed as a partnership rather than an association taxable
as a corporation for periods prior to January 1, 1997    .  Nixon, Hargrave,
Devans & Doyle LLP's opinion is not binding on the IRS or the courts.

      If for any reason the Operating Partnership was taxable as a corporation rather than as a partnership for federal income tax purposes, Home Properties would not be able to satisfy the income and asset requirements for REIT status. See "- Requirements for Qualification - INCOME TESTS" and "- Requirements for Qualification - ASSET TESTS." In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case Home Properties might incur a tax liability without any related cash distribution. See "- Requirements for Qualification - ANNUAL DISTRIBUTION REQUIREMENTS." Further, items of income and deduction of the Operating Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. The Operating Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income.

      PARTNERS, NOT PARTNERSHIPS, SUBJECT TO TAX. A partnership is not a taxable entity for federal income tax purposes. Rather, a partner is required to take into account its allocable share of a partnership's income, gains, losses, deductions and credits for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any distributions from the partnership.

      PARTNERSHIP ALLOCATIONS. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations may be disregarded for tax purposes under section 704(b) of the Code if they do not have substantial economic effect. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

      TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partners in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Pursuant to section 704(c) of the Code, income, gain, loss and deduction attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

      The partners of the Operating Partnership other than Home Properties (the "Contributing Partners") are deemed to have contributed general or limited partnership interests in other partnerships owning multifamily residential properties which were acquired by Operating Partnership and which may have had an adjusted tax basis which is less than the fair market value of such interests (the "Contributed Interests"). Upon the merger or dissolution of the such partnerships and the transfer of the properties to the Operating Partnership, the Contributing

Partners were deemed to have contributed the portion of the properties represented by the Contributed Interests (the "Contributed Property") to the Operating Partnership, and the Operating Partnership's tax basis in the Contributed Property will be the tax basis of the Contributing Partners in the Contributed Interests. Because the Contributed Property has a Book-Tax Difference, the Operating Partnership Agreement will require allocations to be made in a manner consistent with section 704(c) of the Code.

      Under these special rules, the Contributing Partners may be allocated lower amounts of depreciation deductions for tax purposes with respect to the Contributed Property than the amount of such deductions that would be allocated to them if such Contributed Property had a tax basis equal to its fair market value at the time of contribution. In addition, in the event of the disposition of any of the Contributed Property, all income attributable to the Book-Tax Difference of such Contributed Property generally will be allocated to the Contributing Partners, and Home Properties generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of the Contributed Property. These allocations will tend to eliminate the Book-Tax Differences with respect to the Contributed Property over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) may not entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the Contributed Property in the hands of the Operating Partnership could cause Home Properties (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to Home Properties if the Contributed Property had a tax basis equal to its fair market value at the time of contribution, and
(ii) possibly to be allocated taxable gain in the event of a sale of Contributed Property in excess of the economic or book income allocated to Home Properties as a result of such sale. These allocations possibly could cause Home Properties to recognize taxable income in excess of cash proceeds, which might adversely affect its ability to comply with the REIT distribution requirements. See " - Requirements for Qualification - ANNUAL DISTRIBUTION REQUIREMENTS."

      DEPRECIATION. The Operating Partnership's assets other than cash will consist largely of property treated as purchased by the Operating Partnership. The Operating Partnership has an aggregate basis in the assets of each partnership it acquires equal to the sum of the purchase price paid for the partnership interests. To the extent that the Operating Partnership's basis in a piece of depreciable property exceeds the basis of the property when it was held by the acquired partnership, such basis should in effect be treated as a newly acquired, separate asset and entitled to 39-year depreciation.

      Section 704(c) of the Code requires that depreciation as well as gain and loss be allocated in a manner so as to take into account the variation between the fair market value and tax basis of the property contributed. Similarly, amortization on intangible contracts for services contributed to the Operating Partnership will be allocated as required by section 704(c) of the Code. Depreciation with respect to any property purchased by the Operating Partnership subsequent to the admission of its partners will be allocated among the partners in accordance with their respective percentage interests in the Operating Partnership.

      SALE OF PARTNERSHIP PROPERTY. Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the REIT Requirements, Home Properties' share as a partner of any gain realized by the Operating Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "- Taxation of Home Properties as a REIT." Such prohibited transaction income will also have an adverse effect upon Home Properties' ability to satisfy the income tests for REIT status. See "- Requirements for Qualification - INCOME TESTS." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties during the year and the expenditures includible in a property's basis made during the four-year period prior to disposition must not exceed 30% of the property's net sales price. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing the properties and to make such occasional sales of the properties, including adjoining land, as are consistent with Home Properties' and the Operating Partnership's investment objectives. No assurance can be given, however, that every property sale by the Operating Partnership will constitute a sale of property held for investment.

OTHER TAX CONSIDERATIONS

      THE MANAGEMENT COMPANIES. A portion of the amounts to be used to fund distributions to stockholders is expected to come from the Management Companies through dividends on stock of the Management Companies to be held by the Operating Partnership. The Management Companies do not qualify as a REITs and will pay federal, state and local tax income taxes on its net income at normal corporate tax rates. Home Properties expects that the Management Companies' income, after deducting its expenses, will not give rise to significant corporate tax liabilities. The amount of corporate tax liability will increase if the IRS disallows the items of expense which Home Properties expects to be allocated to the Management Companies.

      STATE AND LOCAL TAX CONSIDERATIONS. Home Properties and the Management Companies will, and Home Properties' stockholders may, be subject to state or local taxation in various states or local jurisdictions, including those in which the Company, its stockholders or the Operating Partnership transact business or reside. The state and local tax treatment of Home Properties and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in the Company.

      POSSIBLE FEDERAL TAX DEVELOPMENTS. The rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of Home Properties or of its stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting Home Properties or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.

                             SELLING SHAREHOLDERS

      The partners of the Operating Partnership may from time to time tender their Units of limited partnership interest to the Operating Partnership. The Company may give notice to such partners that the Company will acquire such Units in exchange for shares of Common Stock (the "LP Purchase Right"). All of the shares being offered hereby are being sold by the partners in the Operating Partnership who may acquire shares of Common Stock in exchange for their Units pursuant to the LP Purchase Right (all of such persons being collectively referred to as the "Selling Shareholders"). Although none of the Selling Shareholders has indicated a present intent to tender their Units which would trigger the Company's right to issue shares of Common Stock to them under the LP Purchase Right, the Company is required, pursuant to the terms of various registration rights agreements, to file the registration statement of which this Prospectus forms a part registering such shares for resale under the Securities Act. The Company is bearing all costs of this registration. The Company will not receive any proceeds from the sale of the shares offered hereby.

      The following tables set forth certain information regarding the Selling Shareholders' ownership of Units and the number of shares of Common Stock which may be issued pursuant to the LP Purchase Right which are registered for resale. Because the Selling Shareholders may sell all, some or none of the shares registered for resale, no estimate can be made concerning the number shares of Common Stock issued in exchange for Units that will be offered hereby or the number of shares or Units that each Selling Shareholder will own
upon completion of the offering contemplated by this Prospectus.   The
relationships between certain of the Selling Shareholders and Home Properties are described as of the date of this Prospectus. Such relationships may change, and information contained in subsequent reports filed with the Commission by Home Properties relating to such relationships is incorporated herein by reference and may supersede the information set forth herein. See "Documents Incorporated by Reference".

               EXECUTIVE OFFICERS, DIRECTORS AND RELATED PERSONS

                                                         Number of Shares
                                    Units Owned         Registered for Sale
       NAME                     PRIOR TO OFFERING(1)        IN OFFERING

Norman P. Leenhouts(2)                    467(3)                 467
Nelson B. Leenhouts(4)                    219(3)                 219
Richard J. Crossed(5)                  68,021(6)              68,021
Amy L. Tait(7)                         11,195                 11,195
Amy L. Tait(7) and
  Robert C. Tait(8)                     2,548                  2,548
David P. Gardner(9)                     3,506                  3,506
Ann M. McCormick(10)                      565                    565
Ann M. McCormick(10) and
  Patrick M. McCormick                  1,737                  1,737
Burton S. August(11)                    4,246                  4,246
Arlene Z. Leenhouts(12)                50,000                 50,000
Nancy E. Leenhouts(13)                 50,000                 50,000
Laurie L. Willard(14)                   6,033                  6,033
Home Leasing Corporation(15)          429,376(3)             429,376
Leenhouts Ventures(15)                  8,010(3)               8,010
Conifer Realty, Inc.(16)              285,403(6)             285,403
Conifer Development, Inc.(16)          20,738(6)              20,738
_________________
(1)Amounts do not reflect the number of shares of Common Stock the Selling Shareholder may presently own.
(2)Mr. Leenhouts has been the Chairman and Co-Chief Executive Officer and a Director of Home Properties since its inception.
(3)These Units, and any shares of Common Stock which may be exchanged for them, are subject to the terms of lock-up agreements which expire August 4, 1999 between the owners of the Units and the underwriters of the Company's initial public offering. The lock-up agreements restrict the owners' ability to dispose of such Units without the lead underwriter's consent; although, such Units may now be pledged if the pledgee agrees to be bound by the lock-up agreements.
(4)Mr. Leenhouts has been the President and Co-Chief Executive Officer and a Director of Home Properties since its inception.
(5)Mr. Crossed has been an Executive Vice President and a Director of Home Properties since January 1, 1996.
(6)These Units, and any shares of Common Stock which may be exchanged for them, are subject to the terms of lock-up agreements which expire December 31, 1996.
(7)Ms. Tait has been an Executive Vice President and a Director of Home
   Properties since its inception and is the    daughter     of Norman
   Leenhouts.
(8)Mr. Tait has been a Vice President of Home Properties since its inception and is the spouse of Amy Tait.
(9)Mr. Gardner has been a Vice President and the Chief Financial Officer and Treasurer of Home Properties since its inception.
(10) Ms. McCormick has been a Vice President and the General Counsel and Secretary of Home Properties since its inception.
(11)     Mr. August has been a Director of Home Properties since August, 1994.
(12)     Ms. Leenhouts is the spouse of Norman Leenhouts.
(13)     Ms. Leenhouts is the spouse of Nelson Leenhouts.
(14) Ms. Willard is a Vice President of Home Properties and the daughter of Norman Leenhouts.
(15)     Owned entirely by Norman and Nelson Leenhouts.
(16) Owned entirely by Richard Crossed and Peter Obourn and John Fennessey, Vice Presidents of Home Properties identified in the table below.

                             OTHER SELLING SHAREHOLDERS
                                                         Number of Shares
                                    Units Owned         Registered for Sale
       NAME                     PRIOR TO OFFERING(1)        IN OFFERING

Charles J. August(1)                    4,246                  4,246
Robert W. August(1)                     1,158                  1,158
William E. Beach(2)                     2,433                  2,433
William E. Beach(2) and
   Richelle A. Beach                    3,046                  3,046
J. Neil Boger                           1,225                  1,225
Joyce P. Caldarone                      1,225                  1,225
Peter L. Cappuccilli, Sr.               6,250                  6,250
Rocco M. Cappuccilli                    6,250                  6,250
John H. Cline                           2,316                  2,316
Estate of R. Bruce Davey                1,225                  1,225
Ralph DeStephano, Sr.                   2,316                  2,316
John G. Dorschel                        1,225                  1,225
Richard J. Dorschel                     1,225                  1,225
Elizabeth Hatch Dunn                    2,450                  2,450
Philip W. Dunsker                       2,316                  2,316
John H. Fennessey(3)                   34,300(5)              34,300
Gerald A. Fillmore
  F/B/O Living Trust of G.A.F.          2,316                  2,316
Timothy A. Florczak(2)                    600                    600
John K. Gardner
  Money Purchase Pension Plan           1,500                  1,500
Rufus Hedges                            2,450                  2,450
The Joseph A. Cicci
   Revocable Trust                    104,118                104,118
Richard J. Katz, Jr.                    2,316                  2,316
Jeremy A. Klainer                         612                    612
Esther Lowenthal                        2,316                  2,316
J. Robert Maney                         2,450                  2,450
Anwer Masood, MD                        2,316                  2,316
John A. McAlpin                         1,225                  1,225
George E. Mercier                       1,225                  1,225
Harold S. Mercier                       1,225                  1,225
Michelle Mercier                        1,225                  1,225
Paul O'Leary(2)                         3,207                  3,207
Peter J. Obourn(3)                     34,300(5)              34,300
Elizabeth W. Pine                       1,448                  1,448
Jack E. Post                            1,225                  1,225
Estate of Ernest I. Reveal, Jr.         2,316                  2,316
Gregory J. Riley, MD                    2,316                  2,316
Thomas P. Riley                         2,316                  2,316
Robert T. Silkett                       1,225                  1,225
Carolyn M. Steklof                      1,225                  1,225
Richard J. Struzzi(2)                   2,363                  2,363
Tamarack Associates                     2,316                  2,316
Tamarack II Associates                  2,027                  2,027
William G. Vonberg                      2,316                  2,316
Stephen C. Whitney                        869                    869
Mr. and Mrs. Frank Zamiara              2,316                  2,316

_________________
(1)Amounts do not reflect the number of shares of Common Stock the Selling Shareholder may presently own.
(2)Charles August and Robert August are, respectively, the brother and son of Burton August, a director of Home Properties identified in the first table above.
(3)This individual has been a Vice President of Home Properties since its inception.
(4)This individual has been a Vice President of Home Properties since January 1, 1996.
(5)These Units, and any shares of Common Stock which may be exchanged for them, are subject to the terms of lock-up agreements which expire December 31, 1996.


                                 PLAN OF DISTRIBUTION

      The shares offered hereby may be offered and sold from time to time as market conditions permit on the New York Stock Exchange, or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction; (b) purchases by a broker or a dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by one or more of the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed "underwriters" under the Securities Act.


                                 LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle LLP. In addition, Nixon, Hargrave, Devans & Doyle LLP will provide an opinion with respect to certain tax matters which form the basis of the discussion under "Federal Income Tax Considerations".


                                    EXPERTS

      The financial statements incorporated by reference in this Prospectus or elsewhere in the Registration Statement have been incorporated herein in reliance on the reports audited by Coopers & Lybrand LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR MAKE ANY
REPRESENTATIONS NOT CONTAINED IN THIS
PROSPECTUS IN CONNECTION WITH THE
OFFERING COVERED BY THIS PROSPECTUS.
IF GIVEN OR MADE, SUCH INFORMATION OR                  2,630,000
SHARES
REPRESENTATIONS MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED BY THE
COMPANY.  THIS PROSPECTUS DOES NOT                HOME PROPERTIES
CONSTITUTE AN OFFER TO SELL, OR A                        OF
SOLICITATION OF AN OFFER TO BUY, THE                NEW YORK, INC.
COMMON STOCK IN ANY JURISDICTION WHERE,
OR TO ANY PERSON TO WHOM, IT IS
UNLAWFUL TO MAKE ANY SUCH OFFER OR                   COMMON STOCK
SOLICITATION.  NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE
HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS NOT BEEN ANY CHANGE IN
THE FACTS SET FORTH IN THIS PROSPECTUS
OR IN THE AFFAIRS OF THE COMPANY SINCE               PROSPECTUS
THE DATE HEREOF.

                                                  FEBRUARY 10, 1997



                 SUMMARY
            TABLE OF CONTENTS


                           PAGE
Additional Information       2
Documents Incorporated
  by Reference               2
The Company                  3
Risk Factors                   3
Use of Proceeds                9
Description of Capital Stock    9
Federal Income Tax
   Considerations             14
Selling Shareholders          23
Plan of Distribution          26
Legal Matters                 26
Experts                       26

                              PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table is an itemized listing of expenses to be incurred by the Company in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than discounts and commissions:

   SEC Registration Fee                                   $18,024.69
   NYSE Listing Fee                                         7,400.00*
   Legal Fees and Expenses                                  6,500.00*
   Accounting Fees and Expenses                             2,000.00*
   Miscellaneous                                            5,000.00*
                                                          -----------
           Total                                          $38,924.69*

*Estimate

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's officers and directors are and will be indemnified under Maryland law, the Articles of Incorporation of Home Properties and the Partnership Agreement ("Operating Partnership Agreement") of Home Properties of New York, L.P., a New York limited partnership of which the Company is the general partner, against certain liabilities. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Maryland. The Bylaws contain provisions which implement the indemnification provisions of the Articles of Incorporation.

    The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. No amendment of the Articles of Incorporation of Home Properties shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits Home Properties to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

    The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The MGCL does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or
(2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of Home Properties contain a provision consistent with the MGCL. No amendment of the Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

    The Operating Partnership Agreement also provides for indemnification of Home Properties and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of Home Properties and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to Home Properties and its stockholders is limited under Home Properties' Articles of Incorporation.

    Home Properties has entered into indemnification agreements with each of Home Properties' directors and certain of its officers. The indemnification agreements require, among other things, that Home Properties indemnify its directors and those officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Home Properties also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under Home Properties' directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and the Bylaws and the Operating Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides.

    Home Properties has purchased insurance under a policy that insures both Home Properties and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

ITEM 16. EXHIBITS

NUMBER                      DESCRIPTION

3.1 Articles of Amendment and Restatement of Articles of Incorporation of Home Properties of New York, Inc. (the "Company")
3.2    Amended and Restated By-Laws of the Company
4.1 Form of certificate representing shares of Common Stock of the Company

4.2 Agreement of the Company to file instruments defining the rights of holders of long term debt or it or its subsidiaries with the Commission on request
4.3 Credit Agreement between Manufacturers and Traders Trust Company, Home Properties of New York, L.P. (the "Operating Partnership") and the Company
4.4    Amendment Agreement between M&T, the Operating Partnership and the
       Company
4.5 Mortgage Spreader, Consolidation and Modification Agreement between M&T and the Operating Partnership, together with form of Mortgage, Assignment of Leases and Rents and Security Agreement incorporated therein by reference
4.6 Mortgage Note made by the Operating Partnership payable to M&T in the principal amount of $12,298,999
4.7 Demand Grid Note, dated August 22, 1996, from the Operating Partnership to M&T in the maximum principal amount of $25,000,000
4.8 Spreader, Consolidation, Modification and Extension Agreement, dated as of October 26, 1995, between John Hancock Mutual Life Insurance Company and the Operating Partnership relating to indebtedness in the principal amount of $20,500,000.
4.9    Form of Indenture for Debt Securities
5.1 Opinion of Nixon, Hargrave, Devans & Doyle LLP regarding the legality of the Common Stock being registered
8.1    Opinion of Nixon, Hargrave, Devans & Doyle LLP regarding certain tax matters*
10.1 Amended and Restated Agreement of Limited Partnership of the Operating Partnership
10.2 Amendments No. One through Eight to the Agreement of Limited Partnership of the Operating Partnership
23.1 Consent of Nixon, Hargrave, Devans & Doyle LLP (included as part of Exhibits 5.1 and 8.1)
23.2   Consent of Coopers & Lybrand LLP*
   23.3 Consent of Coopers & Lybrand LLP*
25     Power of Attorney (included on signature page)

*  Included with this filing.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (4) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                            SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, New York, on the 10th day of February, 1997.

                           HOME PROPERTIES OF NEW YORK, INC.


                           By: /S/ Amy L. Tait
                              -------------------------------
                              Amy L. Tait
                              Executive Vice President


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                       Title                             Date
--------------------         -----------------------------    ----------------
*
--------------------         Director, Chairman              February 10, 1997
Norman P. Leenhouts          and Co-Chief Executive Officer
                             (Principal Executive Officer)


*                           Director, President              February 10, 1997
-----------------------     and Co-Chief Executive
Nelson B. Leenhouts         Officer
                            (Principal Executive Officer)


*                           Director, Executive Vice         February 10, 1997
------------------------    President
Richard J. Crossed


/S/ Amy L. Tait             Director, Executive Vice         February 10, 1997
------------------------    President and
Amy L. Tait                 Chief Operating Officer


/S/ David P. Gardner        Vice President, Chief Financial  February 10, 1997
-------------------------   Officer and Treasurer
David P. Gardner            (Principal Financial and
                            Accounting Officer)

*
---------------------       Director                         February 10, 1997
Burton S. August, Sr.


*
---------------------       Director                         February 10, 1997
William Balderston, III


*
----------------------      Director                         February 10, 1997
Leonard F. Helbig, III


*
----------------------      Director                         February 10, 1997
Roger W. Kober


*
----------------------      Director                         February 10, 1997
Clifford W. Smith, Jr.


*
----------------------      Director                         February 10, 1997
Paul L. Smith


* By /S/ Amy L. Tait
     -----------------------
Attorney-in-Fact

                               EXHIBIT INDEX

Home Properties of New York, Inc. (the "Company")
Registration Statement on Form S-3 No. 333-2672

NUMBER     DESCRIPTION                                          LOCATION
------     ------------                                         --------

3.1        Articles of Amendment and Restatement               Form S-11, File
           of Articles of Incorporation of                     No. 33-78862
           the Company                                         ("S-11")

3.2        Amended and Restated By-Laws of the Company         S-11

4.1        Form of certificate representing shares of          S-11
           Common Stock of the Company

4.2        Agreement of the Company to file instruments        S-11
           defining the rights of holders of long term debt or it or its subsidiaries with the Commission on request

4.3 Credit Agreement between Manufacturers and Traders Form 10-Q for Trust Company, Home Properties of New York, L.P. Quarter Ended
           (the "Operating Partnership") and the Company       6/30/96 (File
                                                               1-13136)
                                                               ("6/96 10-Q")

4.4        Amendment Agreement between M&T, the Operating      Form 10-K for
           Partnership and the Company                         Year Ended
                                                               12/31/94
                                                               ("1994 10-K")

4.5        Mortgage Spreader, Consolidation and Modification   6/96 10-Q
           Agreement between M&T and the Operating Partnership, together with form of Mortgage, Assignment of Leases and Rents and Security Agreement incorporated therein by reference

4.6        Mortgage Note made by the Operating Partnership     6/96 10-Q
           payable to M&T in the principal amount of
           $12,298,999

4.7        Demand Grid Note, dated August 22, 1996, from the   Amendment
           Operating Partnership to M&T in the maximum         No. 1 to Form
           principal amount of $25,000,000                     S-3,
                                                               File No.
                                                               333-2674
                                                               ("S-3")


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4.8        Spreader, Consolidation, Modification and Extension  Form 10-K for
           Agreement, dated as of October 26, 1995, between     Year Ended
           John Hancock Mutual Life Insurance Company and the   12/31/95
           Operating Partnership relating to indebtedness in the ("1995 10-K") principal amount of $20,500,000.

4.9        Form of Indenture for Debt Securities                 S-3

5.1        Opinion of Nixon,Hargrave, Devans & Doyle LLP         Amendment
           regarding the legality of the Common Stock            No. 1 to Form
           being registered                                      S-3, File No.
                                                                 333-2672

8.1        Opinion of Nixon, Hargrave, Devans & Doyle LLP        Filed
           regarding certain tax matters                         herewith

10.1       Amended and Restated Agreement of Limited             S-11
           Partnership of the Operating Partnership

10.2       Amendments No. One through Eight to the Agreement     1995 10-K
           of Limited Partnership of the Operating Partnership

23.1       Consent of Nixon, Hargrave, Devans & Doyle LLP        Included with
                                                                 Exhibits 5.1
                                                                 and 8.1

23.2       Consent of Coopers & Lybrand LLP                      Filed
                                                                 herewith

   23.3    Consent of Coopers & Lybrand LLP                      Filed
                                                                 herewith

24         Power of Attorney                                     Included on
                                                                 signature
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